June 25, 2024

CONFIDENTIAL – VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ibolya Ignat

Angela Connell

Re:	Intra-Cellular Therapies, Inc.

Form 10-K for Fiscal Year Ended December 31, 2023

Filed February 22, 2024

File Number: 001-36274

Ladies and Gentlemen:

On behalf of Intra-Cellular Therapies, Inc., a Delaware corporation (the “Company”), I hereby submit the Company’s response to the comment contained in the letter, dated June 13, 2024, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the Commission on February 22, 2024 (the “Form 10-K”).

In order to facilitate the Staff’s review, we have repeated the comment in its entirety in italicized text followed by the Company’s response. Unless otherwise stated, all references to “Intra-Cellular,” “we,” “us,” “our,” the “Company” and similar designations refer to Intra-Cellular Therapies, Inc. and its subsidiaries. Page numbers referred to in the response reference page numbers in the Form 10-K unless otherwise indicated.

Form 10-K for the Fiscal Year Ended December 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of Years Ended December 31, 2023 and December 31, 2022, page 65

1.

We note that your net product sales (which are comprised of sales of CAPLYTA for the treatment of schizophrenia and bipolar depression) increased 85% from $249.1 million for the year ended December 31, 2022 to $462.2 million for the year ended December 31, 2023. We further note a 53% increase in net product sales for the quarter ended March 31, 2024 over the comparable prior year period as reported in your March 31, 2024 Form 10-Q. Please revise your future filings to clearly disclose the reasons for significant changes in the reported amounts of revenues and expenses for each period presented. Please also describe the extent to which such changes in net product sales are attributable to changes in prices versus volumes or to the introduction of new products or services. Refer to Item 3-03(b)(2)(iii) of Regulation S-K.

Response: The Company acknowledges the Staff’s letter and confirms that it will revise its future filings, beginning with its Form 10-Q for the quarter ending June 30, 2024, to clearly disclose the reasons for any significant changes in the reported amounts of revenues and expenses for each period presented. The Company will also describe in its future filings the extent to which such changes in net product sales are attributable to changes in prices versus volumes or to the introduction of new products or services. The Company’s net product sales were $462.2 million for the year ended December 31, 2023, as compared to $249.1 million in the year ended December 31, 2022, or an increase of 86%. This increase is due primarily to continued growth in sales volume of CAPLYTA for the treatment of schizophrenia and bipolar depression, driven primarily by prescription growth.

We hope that the above responses will be acceptable to the Staff. If you have any questions or comments regarding the information in this letter, kindly contact the undersigned or John P. Condon, the Company’s Senior Vice President, General Counsel and Secretary at (646) 440-9333. Thank you for your time and attention.

Sincerely,

/s/ Lawrence J. Hineline
Lawrence J. Hineline
Senior Vice President of Finance and Chief Financial Officer

cc:	Intra-Cellular Therapies, Inc.

Michael I. Halstead, President

John P. Condon, Senior Vice President, General Counsel and Secretary

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

William C. Hicks, Esq.

John T. Rudy, Esq.